Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports First Quarter 2011 Financial Results

SHANGHAI, China, May 5, 2011 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2011 ended March 31, 2011.

First Quarter 2011 Financial Highlights:
– Total revenues increased 27.6% over Q1 2010 to RMB324.5 million (US$49.6 million), exceeding the Company’s guidance range of RMB305 million to RMB315 million
– Online recruitment services revenues increased 57.5% over Q1 2010 to RMB172.8 million (US$26.4 million)
– Gross margin expanded to 70.5% compared with 64.3% in Q1 2010
– Income from operations increased 77.0% over Q1 2010 to RMB108.1 million (US$16.5 million)
– Fully diluted earnings per common share were RMB1.55 (US$0.47 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.71 (US$0.52 per ADS), exceeding the Company’s guidance range of RMB1.20 to RMB1.30
– Cash and short-term investments increased to RMB1,734.4 million (US$264.9 million) as of March 31, 2011

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said,
“We have continued to observe favorable market conditions and robust customer demand for our services thus far in 2011. Our online recruitment business maintained a rapid growth rate as we achieved record revenues and transacted with a record number of unique employers in the first quarter. Through operational discipline and improved efficiency, we also successfully drove margin expansion despite higher employee costs and investments for the long term. We believe these strong first quarter results provide further confirmation that we are executing the right strategic plan to develop the most powerful brand in human resource services in China.”

First Quarter 2011 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2011 were RMB324.5 million (US$49.6 million), an increase of 27.6% from RMB254.3 million for the same quarter in 2010.

Online recruitment services revenues for the first quarter of 2011 were RMB172.8 million (US$26.4 million), representing a 57.5% increase from RMB109.7 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services as well as higher average revenue per unique employer. Unique employers increased 37.9% to 154,823 in the first quarter of 2011 compared with 112,245 in the same quarter of the prior year driven by greater customer acceptance and usage of online recruitment services. Average revenue per unique employer increased 14.2% in the first quarter of 2011 as compared to the same quarter in 2010 due to stronger market demand and increased spending on online services by employers.

Print advertising revenues for the first quarter of 2011 decreased 6.5% to RMB86.4 million (US$13.2 million) compared with RMB92.4 million for the same quarter in 2010. The decline was primarily due to a reduction in the number of cities where 51job Weekly is published, from 20 cities as of March 31, 2010 to 16 cities as of March 31, 2011. The estimated number of print advertising pages generated in the first quarter of 2011 decreased 28.4% to 2,234 compared with 3,120 pages in the same quarter in 2010. This decline was partially offset by higher average revenue per page. Average revenue per page increased 30.6% primarily as a result of greater page contribution from higher priced cities and modest print advertising rate increases in select cities.

Other human resource related revenues for the first quarter of 2011 increased 25.2% to RMB65.4 million (US$10.0 million) from RMB52.2 million in the same quarter of 2010 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the first quarter of 2011 increased 39.4% to RMB215.5 million (US$32.9 million) from RMB154.6 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, expanded to 70.5% in the first quarter of 2011 compared with 64.3% in the same quarter in 2010 primarily due to greater economies of scale and improved efficiency.

Operating expenses for the first quarter of 2011 increased 14.9% to RMB107.4 million (US$16.4 million) from RMB93.5 million for the same quarter of 2010. Operating expenses as a percentage of net revenues decreased to 35.1% for the first quarter of 2011 compared with 38.9% for the first quarter of 2010. Sales and marketing expenses for the first quarter of 2011 increased 25.8% to RMB70.7 million (US$10.8 million) from RMB56.2 million for the same quarter of the prior year primarily due to higher salary expenses, commissions and bonuses. General and administrative expenses for the first quarter of 2011 decreased 1.7% to RMB36.7 million (US$5.6 million) from RMB37.3 million in the first quarter of 2010.

Income from operations for the first quarter of 2011 increased 77.0% to RMB108.1 million (US$16.5 million) from RMB61.1 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, increased to 35.3% in the first quarter of 2011 compared with 25.4% in the same quarter of 2010.

Net income for the first quarter of 2011 increased 81.6% to RMB91.6 million (US$14.0 million) from RMB50.4 million for the same quarter in 2010. Fully diluted earnings per common share for the first quarter of 2011 were RMB1.55 (US$0.24) compared with RMB0.91 for the same quarter in 2010. Fully diluted earnings per ADS for the first quarter of 2011 were RMB3.10 (US$0.47) compared with RMB1.81 in the first quarter of 2010.

In the first quarter of 2011, the Company recognized total share-based compensation expense of RMB6.2 million (US$0.9 million) compared with RMB6.4 million in the first quarter of 2010. The Company also recognized a foreign currency translation loss of RMB3.5 million (US$0.5 million) in the first quarter of 2011 compared with RMB68,000 in the first quarter of 2010 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted income for the first quarter of 2011 increased 78.0% to RMB101.2 million (US$15.5 million) compared with RMB56.9 million for the first quarter of 2010. Non-GAAP adjusted fully diluted earnings per common share were RMB1.71 (US$0.26) in the first quarter of 2011 compared with RMB1.02 in the first quarter of 2010. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2011 were RMB3.43 (US$0.52) compared with RMB2.05 in the first quarter of 2010.

As of March 31, 2011, the Company had cash and short-term investments totaling RMB1,734.4 million (US$264.9 million) compared with RMB1,599.8 million as of December 31, 2010. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the second quarter of 2011, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB325 million to RMB335 million (US$49.6 million to US$51.2 million). Excluding share-based compensation expense and any foreign currency translation loss or gain as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2011 is in the estimated range of RMB1.60 to RMB1.70 per common share (US$0.49 to US$0.52 per ADS). The Company expects aggregate share-based compensation expense to increase in the second quarter of 2011 to approximately RMB10 million (US$1.5 million).

Other Company News

In April 2011, the Company discontinued the publication of 51job Weekly in Kunming but continues to maintain a sales office in the city.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate on March 31, 2011 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 5, 2011 (9:00 a.m. Shanghai / Hong Kong time zone on May 6, 2011) to discuss its first quarter 2011 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4435937 and the following telephone numbers:

US: +1-877-941-2333

Hong Kong: +852-3009-5027

International: +1-480-629-9723

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and foreign currency translation gain or loss as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss as well as their related tax impact are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2011, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2011; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2011 or as a result of new information, future events or otherwise.

- Financial tables follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2010	March 31, 2011	March 31, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	109,709	172,788	26,387
Print advertising	92,369	86,405	13,195
Other human resource related revenues	52,193	65,355	9,980

Total revenues	254,271	324,548	49,562

Less: Business and related tax	(13,763)	(18,698)	(2,855)

Net revenues	240,508	305,850	46,707

Cost of services (Note 2)	(85,955)	(90,373)	(13,801)

Gross profit	154,553	215,477	32,906

Operating expenses:
Sales and marketing (Note 3)	(56,154)	(70,664)	(10,791)
General and administrative (Note 4)	(37,322)	(36,702)	(5,605)

Total operating expenses	(93,476)	(107,366)	(16,396)

Income from operations	61,077	108,111	16,510
Loss from foreign currency translation	(68)	(3,475)	(531)
Interest and investment income	4,089	7,462	1,139
Other income	240	298	46

Income before income tax expense	65,338	112,396	17,164
Income tax expense	(14,896)	(20,785)	(3,174)

Net income	50,442	91,611	13,990

Earnings per share:
Basic	0.92	1.62	0.25
Diluted	0.91	1.55	0.24
Earnings per ADS (Note 5):
Basic	1.83	3.24	0.49
Diluted	1.81	3.10	0.47
Weighted average number of common shares outstanding:
Basic	55,114,287	56,508,322	56,508,322
Diluted	55,612,293	59,062,630	59,062,630

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.5483 on March 31, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,020 and RMB986 (US$151) for the three months ended March 31, 2010 and 2011, respectively.

3.	Includes share-based compensation expense of RMB877 and RMB847 (US$129) for the three months ended March 31, 2010 and 2011, respectively.

4.	Includes share-based compensation expense of RMB4,470 and RMB4,319 (US$660) for the three months ended March 31, 2010 and 2011, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2010	March 31, 2011	March 31, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	65,338	112,396	17,164
Add back: Share-based compensation expense	6,367	6,152	940
Add back: Loss from foreign currency translation	68	3,475	531

Non-GAAP income before income tax expense	71,773	122,023	18,635
GAAP income tax expense	(14,896)	(20,785)	(3,174)
Tax impact of share-based compensation expense and loss from foreign currency translation	(0)	(15)	(2)

Non-GAAP income tax expense	(14,896)	(20,800)	(3,176)

Non-GAAP adjusted net income	56,877	101,223	15,459

Non-GAAP adjusted earnings per share:
Basic	1.03	1.79	0.27
Diluted	1.02	1.71	0.26
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.06	3.58	0.55
Diluted	2.05	3.43	0.52
Weighted average number of common shares outstanding:
Basic	55,114,287	56,508,322	56,508,322
Diluted	55,612,293	59,062,630	59,062,630

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.5483 on March 31, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	March 31,	March 31,
	2010	2011	2011
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,192,888	750,918	114,674
Restricted cash	44,888	14,083	2,150
Short-term investments	406,943	983,476	150,188
Accounts receivable (net of allowance of RMB1,965 and RMB2,069 as of December 31, 2010 and March 31, 2011, respectively)	33,386	31,057	4,743
Prepayments and other current assets	75,256	94,891	14,491
Deferred tax assets, current	6,749	3,884	593

Total current assets	1,760,110	1,878,309	286,839

Long-term investments	15,433	15,279	2,333
Property and equipment, net	202,699	198,807	30,360
Intangible assets, net	4,805	4,416	674
Other long-term assets	4,853	7,164	1,094
Deferred tax assets, non-current	110	470	72

Total non-current assets	227,900	226,136	34,533

Total assets	1,988,010	2,104,445	321,372

LIABILITIES
Current liabilities:
Accounts payable	15,551	14,387	2,197
Salary and employee related accrual	39,543	24,424	3,730
Taxes payable	39,795	38,153	5,826
Advance from customers	186,191	237,054	36,201
Other payables and accruals	50,491	30,641	4,679

Total current liabilities	331,571	344,659	52,633

Deferred tax liabilities, non-current	1,583	1,680	257

Total liabilities	333,154	346,339	52,890

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,473,949 and 56,581,719 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	47	47	7
Additional paid-in capital	997,933	1,009,501	154,162
Statutory reserves	6,811	6,811	1,040
Other comprehensive income	1,313	1,384	211
Retained earnings	648,752	740,363	113,062

Total shareholders’ equity	1,654,856	1,758,106	268,482

Total liabilities and shareholders’ equity	1,988,010	2,104,445	321,372

Note 1:
The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.5483 on March 31, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.